December 4, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare & Insurance

100 F Street, N.E.

Washington, DC 20549-3720

Attention:	Chris Edwards
Erin Jaskot
Keira Nakada
Jim Rosenberg

Re:	Denali Therapeutics Inc.
Registration Statement on Form S-1
(File No. 333-221522)

Acceleration Request
Requested Date: Thursday, December 7, 2017
Requested Time: 4:00 P.M. Eastern Standard Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Denali Therapeutics Inc. (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-l (File No. 333-221522) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above or at such later time as the Company or its counsel may orally request via telephone call to the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”). Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Wilson Sonsini Goodrich & Rosati, P.C., by calling Tony Jeffries at (650) 849-3223.

The Company understands that the Staff will consider this request as confirmation by the Company of its awareness of its responsibilities under the federal securities laws as they relate to the offering of the securities covered by the Registration Statements.

[Signature page follows]

* * * *

Sincerely,

DENALI THERAPEUTICS INC.

/s/ Ryan J. Watts

Ryan J. Watts, Ph.D.
President and Chief Executive Officer

Enclosures

cc (w/o enclosures):	Ryan J. Watts, Ph.D., Denali Therapeutics Inc.
Steve E. Krognes, Denali Therapeutics Inc.

Tony Jeffries, Wilson Sonsini Goodrich & Rosati, P.C.
Jennifer Knapp, Wilson Sonsini Goodrich & Rosati, P.C.
Catherine Doxsee, Wilson Sonsini Goodrich & Rosati, P.C.

Alan F. Denenberg, Davis Polk & Wardwell LLP
Stephen Salmon, Davis Polk & Wardwell LLP